Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated December 10, 2024

Pricing Supplement dated December __, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Underlying Supplement No. 1A dated May 16, 2024 and the Product Supplement No. 1A dated May 16, 2024

$ Enhanced Return Buffer Notes Linked to a Basket of Three Underliers, Due December 18, 2029 Royal Bank of Canada

Royal Bank of Canada is offering Enhanced Return Buffer Notes (the “Notes”) linked to the performance of an unequally weighted basket (the “Basket”) consisting of the MSCI EAFE® Index, the MSCI Emerging Markets Index and the S&P 500® Futures Excess Return Index (each, a “Basket Underlier”).

•	Basket Allocation Feature — The weighting of each Basket Underlier in the Basket will be determined on the Valuation Date. The Basket Underlier with the highest Basket Underlier Return will receive a 50% Basket Weighting, the Basket Underlier with the second-highest Basket Underlier Return will receive a 30% Basket Weighting and the Basket Underlier with the lowest Basket Underlier Return will receive a 20% Basket Weighting.

•	Enhanced Return Potential — If the Final Basket Value is greater than the Initial Basket Value, at maturity, investors will receive a return equal to 122.25% of the Basket Return.

•	Contingent Return of Principal at Maturity — If the Final Basket Value is less than or equal to the Initial Basket Value, but is greater than or equal to the Buffer Value (90% of the Initial Basket Value), at maturity, investors will receive the principal amount of their Notes. If the Final Basket Value is less than the Buffer Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Basket Value is less than the Initial Basket Value in excess of the Buffer Percentage of 10%.

•	The Notes do not pay interest.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78017KDM1

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-9 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.00%	$
Proceeds to Royal Bank of Canada	99.00%	$

(1) We or one of our affiliates may pay varying selling concessions of up to $10.00 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $990.00 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $10.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $905.00 and $955.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, underlying supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Basket Underliers:	The MSCI EAFE® Index (the “MXEA Index”), the MSCI Emerging Markets Index (the “MXEF Index”) and the S&P 500® Futures Excess Return Index (the “SPXFP Index”)
	Basket Underlier	Bloomberg Ticker	Initial Basket Underlier Value(1)
	MXEA Index	MXEA
	MXEF Index	MXEF
	SPXFP Index	SPXFP
(1) With respect to each Basket Underlier, the closing value of that Basket Underlier on the Trade Date
Trade Date:	December 13, 2024
Issue Date:	December 18, 2024
Valuation Date:*	December 13, 2029
Maturity Date:*	December 18, 2029
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

•     If the Final Basket Value is greater than the Initial Basket Value, an amount equal to:

$1,000 + ($1,000 × Basket Return × Participation Rate)

•     If the Final Basket Value is less than or equal to the Initial Basket Value, but is greater than or equal to the Buffer Value: $1,000

•     If the Final Basket Value is less than the Buffer Value, an amount equal to:

$1,000 + [$1,000 × (Basket Return + Buffer Percentage)]

If the Final Basket Value is less than the Buffer Value, you will lose some or a substantial portion of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Participation Rate:	122.25%
Buffer Value:	90, which is 90% of the Initial Basket Value
Buffer Percentage:	10%
Basket Return:	The Basket Return, expressed as a percentage, is calculated using the following formula: Final Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Value:	Set equal to 100 on the Trade Date
Final Basket Value:	The Final Basket Value will be calculated as follows: 100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Basket Weightings:

The Basket Weightings of the Basket Underliers will be determined on the Valuation Date as follows:

•    the Basket Underlier with the highest Basket Underlier Return will have a Basket Weighting of 50%;

•    the Basket Underlier with the second-highest Basket Underlier Return will have a Basket Weighting of 30%; and

•    the Basket Underlier with the lowest Basket Underlier Return will have a Basket Weighting of 20%.

Basket Underlier Return:

With respect to each Basket Underlier, the Basket Underlier Return, expressed as a percentage, is calculated using the following formula:

Final Basket Underlier Value – Initial Basket Underlier Value
Initial Basket Underlier Value

Final Basket Underlier Value:	With respect to each Basket Underlier, the closing value of that Basket Underlier on the Valuation Date
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-3	RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the underlying supplement no. 1A dated May 16, 2024 and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Underlying Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006773/dp211259_424b2-us1a.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the Notes:

•	a market disruption event will occur with respect to the SPXFP Index if one or more of the following events occurs, in each case as determined by the Calculation Agent in its sole discretion: (i) the occurrence of a market disruption event with respect to the S&P 500® Index pursuant to the provisions of “General Terms of the Notes—Indices—Market Disruption Events” in the accompanying product supplement; or (ii) the occurrence of a market disruption event with respect to the SPXFP Index pursuant to the provisions of “General Terms of the Notes—Indices—Market Disruption Events” in the accompanying product supplement, where “components” as used in that section means, for this purpose, any futures contract included in the SPXFP Index;

•	“scheduled trading day” as used in the accompanying product supplement means, with respect to the SPXFP Index, any day on which the exchanges on which all futures contracts included in the SPXFP Index are scheduled to be open for trading, as determined by the Calculation Agent in its sole discretion; and

•	“Fallback Value” as used in the accompanying product supplement means, with respect to the SPXFP Index and the Final Disrupted Determination Date (as defined in the accompanying product supplement) for a Determination Date (as defined in the accompanying product supplement), the closing value of the SPXFP Index on that Final Disrupted Determination Date determined by the Calculation Agent in accordance with the formula for and method of calculating the closing value of the SPXFP Index last in effect prior to the commencement of the market disruption event, using the closing price (or, if trading in the relevant futures contract has been materially suspended or materially limited, the Calculation Agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation) on that Final Disrupted Determination Date of each futures contract most recently constituting the SPXFP Index, as well as any futures contract required to roll any expiring futures contract in accordance with the method of determining the composition of the SPXFP Index.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Basket, based on the Buffer Value of 90% of the Initial Basket Value, the Participation Rate of 122.25% and the Buffer Percentage of 10%. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Basket Return	Payment at Maturity per $1,000 Principal Amount of Notes	Payment at Maturity as Percentage of Principal Amount
50.00%	$1,611.250	161.1250%
40.00%	$1,489.000	148.9000%
30.00%	$1,366.750	136.6750%
20.00%	$1,244.500	124.4500%
10.00%	$1,122.250	112.2250%
5.00%	$1,061.125	106.1125%
2.00%	$1,024.450	102.4450%
0.00%	$1,000.000	100.0000%
-5.00%	$1,000.000	100.0000%
-10.00%	$1,000.000	100.0000%
-20.00%	$900.000	90.0000%
-30.00%	$800.000	80.0000%
-40.00%	$700.000	70.0000%
-50.00%	$600.000	60.0000%
-60.00%	$500.000	50.0000%
-70.00%	$400.000	40.0000%
-80.00%	$300.000	30.0000%
-90.00%	$200.000	20.0000%
-100.00%	$100.000	10.0000%

Example 1 —	The value of the Basket increases from the Initial Basket Value to the Final Basket Value by 2%.
	Basket Return:	2%
	Payment at Maturity:	$1,000 + ($1,000 × 2% × 122.25%) = $1,000 + $24.45 = $1,024.45

In this example, the payment at maturity is $1,024.45 per $1,000 principal amount of Notes, for a return of 2.445%.

Because the Final Basket Value is greater than the Initial Basket Value, investors receive a return equal to 122.25% of the Basket Return.

Example 2 —	The value of the Basket decreases from the Initial Basket Value to the Final Basket Value by 5% (i.e., the Final Basket Value is below the Initial Basket Value but above the Buffer Value).
	Basket Return:	-5%
	Payment at Maturity:	$1,000
	In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes, for a return of 0%.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Because the Final Basket Value is greater than the Buffer Value, investors receive a full return of the principal amount of their Notes.

Example 3 —	The value of the Basket decreases from the Initial Basket Value to the Final Basket Value by 50% (i.e., the Final Basket Value is below the Buffer Value).
	Basket Return:	-50%
	Payment at Maturity:	$1,000 + [$1,000 × (-50% + 10%)] = $1,000 – $400 = $600

In this example, the payment at maturity is $600 per $1,000 principal amount of Notes, representing a loss of 40% of the principal amount.

Because the Final Basket Value is less than the Buffer Value, investors do not receive a full return of the principal amount of their Notes.

Investors in the Notes could lose some or a substantial portion of the principal amount of their Notes at maturity.

P-7	RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Hypothetical Determination of the Basket Weightings

These examples demonstrate how the Basket Weightings will be determined and how the Basket Return will be calculated.

Example 1 — Two Basket Underliers increase in value, and one Basket Underlier decreases in value.

Basket Underlier	Basket Underlier Return
Basket Underlier 1	20%
Basket Underlier 2	5%
Basket Underlier 3	-10%

In this example, Basket Underlier 1 has a Basket Underlier Return of 20% (the highest Basket Underlier Return) and will have a Basket Weighting of 50%. Basket Underlier 2 has a Basket Underlier Return of 5% (the second-highest Basket Underlier Return) and will have a Basket Weighting of 30%. Basket Underlier 3 has a Basket Underlier Return of -10% (the lowest Basket Underlier Return) and will have a Basket Weighting of 20%.

In this example, the Final Basket Value will equal 109.50, calculated as follows:

100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]

= 100 × [1 + ([20% × 50%] + [5% × 30%] + [-10% × 20%])]

= 100 × [1 + (10% + 1.50% + -2%)] = 100 × [1 + (9.50%)] = 109.50

Accordingly, in this example, the Basket Return is 9.50%.

Example 2 — All three Basket Underliers decrease in value.

Basket Underlier	Basket Underlier Return
Basket Underlier 1	-30%
Basket Underlier 2	-25%
Basket Underlier 3	-20%

In this example, Basket Underlier 3 has a Basket Underlier Return of -20% (the highest Basket Underlier Return) and will have a Basket Weighting of 50%. Basket Underlier 2 has a Basket Underlier Return of -25% (the second-highest Basket Underlier Return) and will have a Basket Weighting of 30%. Basket Underlier 1 has a Basket Underlier Return of -30% (the lowest Basket Underlier Return) and will have a Basket Weighting of 20%.

Accordingly, in this example, the Final Basket Value will equal 76.50, calculated as follows:

100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]

= 100 × [1 + ([-20% × 50%] + [-25% × 30%] + [-30% × 20%])]

= 100 × [1 + (-10% + -7.50% + -6%)] = 100 × [1 + (-23.50%)] = 76.50

Accordingly, in this example, the Basket Return is -23.50%.

P-8	RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Substantial Portion of the Principal Amount at Maturity — If the Final Basket Value is less than the Buffer Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Basket Value is less than the Initial Basket Value in excess of the Buffer Percentage. You could lose some or a substantial portion of your principal amount at maturity.

•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	The Basket Weightings Will Not Be Determined until the Valuation Date — The Basket Weightings of the Basket Underliers will be determined on the Valuation Date. Even though the Basket Weightings will be determined based upon the best performing of the Basket Underliers, it is possible that each of the Basket Underliers will decrease in value over the term of the Notes, such that even the Basket Underlier with the highest Basket Weighting will have a negative return.

•	Changes in the Value of One Basket Underlier May Be Offset by Changes in the Values of the Other Basket Underliers — A change in the value of one Basket Underlier may not correlate with changes in the values of the other Basket Underliers. The value of one Basket Underlier may increase, while the values of the other Basket Underliers may not increase as much, or may even decrease. Therefore, in determining the value of the Basket as of any time, increases in the value of one Basket Underlier may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Basket Underliers.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Basket Underliers on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Basket Underliers on the dates specified. You will not benefit from any more favorable values of the Basket Underliers determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the values of the Basket Underliers, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the values of the Basket Underliers and

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Basket Underliers and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Basket Underliers” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Basket Underliers

•	You Will Not Have Any Rights to the Futures Contracts Included in the SPXFP Index or the Securities Included in the MXEA Index, the MXEF Index or the Reference Index — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the futures contracts included in the SPXFP Index or the securities composing the MXEA Index, the MXEF Index or the S&P 500® Index (with respect to the SPXFP Index, the “Reference Index”). Each of the MXEA Index and the MXEF Index is a price return index and its return does not reflect regular cash dividends paid by its components.

•	The SPXFP Index Reflects the Price Return of the Futures Contracts Composing the SPXFP Index, Not the Total Return — The return on the Notes is based on the performance of the SPXFP Index, which reflects changes in the market prices of the futures contracts composing the SPXFP Index and positive or negative yields associated with rolling those futures contracts. The SPXFP Index is not a “total return” index that, in addition to reflecting those price and roll returns, would also reflect interest on a hypothetical cash position collateralizing the futures contracts composing the SPXFP Index.

•	The Performance of the SPXFP Index Will Differ from the Performance of the Reference Index — A variety of factors can lead to a disparity between the performance of an equity index futures contract and the index referenced by those futures contracts, including the expected dividend yields of the equity securities included in that index, an implicit financing cost associated with the futures contract and policies of the exchange on which the futures contracts are traded, such as margin requirements. A decline in expected dividends yields or an increase in margin requirements may adversely affect the performance of the SPXFP Index. In addition, the implicit financing cost will negatively affect the performance of the SPXFP Index, with a greater negative effect when market interest rates are higher. During periods of high market interest rates, the SPXFP Index is likely to underperform the Reference Index, perhaps significantly.

•	Negative Roll Returns Associated with the Futures Contracts Composing the SPXFP Index May Adversely Affect the Level of the SPXFP Index and the Value of the Notes — Unlike equity securities, the futures contracts composing the SPXFP Index, by their terms, have stated expirations. As the futures contracts composing the SPXFP Index approach expiration, they are replaced by contracts of the same series that have a later expiration. For example, a futures contract notionally purchased and held in June may specify a September expiration date. As time passes, the contract expiring in September is replaced by a contract for delivery in December. This is accomplished by notionally selling the September contract and notionally purchasing the December contract. This process is referred to as “rolling.” Excluding other considerations, if prices are higher in the distant delivery months than in the nearer delivery months, the notional purchase of the December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return.” Negative roll returns adversely affect the returns on the futures contracts composing the SPXFP Index and, therefore, the value of the SPXFP Index and any payments on, and the value of, the Notes. Because of the potential effects of negative roll returns, it is possible for the value of the SPXFP Index to decrease significantly over time, even when the levels of the Reference Index are stable or increasing.

•	The SPXFP Index Is Subject to Significant Risks Associated with Futures Markets — Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of

P-11	RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

speculators and government regulation and intervention. In addition, futures exchanges generally have regulations that limit the amount of the futures contract price fluctuations that may occur in a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of those limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could delay the calculation of the value of the SPXFP Index. These factors and others can cause the prices of the futures contracts composing the SPXFP Index to be volatile and could adversely affect the value of the SPXFP Index and any payments on, and the value of, your Notes.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities Markets with Respect to the MXEA Index and the MXEF Index — The equity securities composing the MXEA Index and the MXEF Index are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	The Notes Are Subject to Risks Relating to Emerging Markets with Respect to the MXEF Index — The equity securities composing the MXEF Index have been issued by companies based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

•	The Values of the MXEA Index and the MXEF Index Are Subject to Currency Exchange Risk — Because the securities composing the MXEA Index and the MXEF Index are denominated in non-U.S. currencies and are converted into U.S. dollars for purposes of calculating the values of the MXEA Index and the MXEF Index, the values of the MXEA Index and the MXEF Index will be exposed to the currency exchange rate risk with respect to each of those non-U.S. currencies relative to the U.S. dollar. An investor’s net exposure will depend on the extent to which each of those non-U.S. currencies strengthens or weakens against the U.S. dollar and the relative weight of the securities denominated in those non-U.S. currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those non-U.S. currencies, the values of the MXEA Index and the MXEF Index and the value of the Notes will be adversely affected.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or a

P-12	RBC Capital Markets, LLC

Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

Basket Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of Notes—Change-in-Law Events” in the accompanying product supplement.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting a Basket Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a determination of the closing value of any affected Basket Underlier. See “General Terms of the Notes—Indices—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement as supplemented by “Supplemental Terms of the Notes” in this pricing supplement.

•	Adjustments to a Basket Underlier or the Reference Index Could Adversely Affect Any Payments on the Notes — The sponsor of the MXEA Index, the MXEF Index or the Reference Index may add, delete, substitute or adjust the securities composing the MXEA Index, the MXEF Index or the Reference Index, as applicable, or the sponsor of a Basket Underlier or the Reference Index may make methodological changes to that Basket Underlier or the Reference Index, as applicable, that could affect its performance. The Calculation Agent will calculate the value to be used as the closing value of a Basket Underlier in the event of certain material changes in, or modifications to, that Basket Underlier. In addition, the sponsor of a Basket Underlier may also discontinue or suspend calculation or publication of that Basket Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the discontinued Basket Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of that Basket Underlier. Any of these actions could adversely affect the value of a Basket Underlier and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

INFORMATION REGARDING THE BASKET UNDERLIERS

The MXEA Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of the large- and mid-cap segments of certain developed markets, excluding the United States and Canada. For more information about the MXEA Index, see “Indices—The MSCI Indices” in the accompanying underlying supplement.

The MXEF Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of the large- and mid-cap segments of global emerging markets. For more information about the MXEF Index, see “Indices—The MSCI Indices” in the accompanying underlying supplement.

The SPXFP Index measures the performance of a rolling position in the nearest maturing quarterly E-mini® S&P 500® futures contracts trading on the Chicago Mercantile Exchange. E-mini® S&P 500® futures contracts are U.S. dollar-denominated futures contracts based on the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the SPXFP Index, see “Indices—The S&P 500® Futures Excess Return Index” in the accompanying underlying supplement.

Historical Information

The following graphs set forth historical closing values of the Basket Underliers for the period from January 1, 2014 to December 6, 2024. We obtained the information in the graphs from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Basket Underliers will result in the return of all of your initial investment.

MSCI EAFE® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

MSCI Emerging Markets Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Futures Excess Return Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Basket Underliers. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are “open transactions,” as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts that are Open Transactions” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your Notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your Notes should be treated as short-term capital gain or loss unless you have held the Notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Enhanced Return Buffer Notes Linked to a Basket of Three Underliers

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately twelve months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

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